04010101

04 FEB 25 AM 7:21

MAYER
BROWN
ROWE
& MAW

February 24, 2004

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith are the following documents, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated February 20, 2004.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

PROCESSED
FEB 26 2004
THOMSON
FINANCIAL

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

dw 2/26

File No. 82-4406

NEWS

SCHWARZ PHARMA

From:	CORPORATE COMMUNICATIONS
Tel:	Alfred-Nobel-Straße 10
Fax:	40789 Monheim, Germany
E-mail:	Internet: www.schwarzpharma.com

February 20, 2004

SCHWARZ PHARMA to Add Promising Novel Treatment Option for Pain to Its Pipeline

SCHWARZ PHARMA AG of Monheim, Germany and AmorePacific Corp., Seoul, Korea announce the signing of a research collaboration and license agreement.

This collaboration gives SCHWARZ PHARMA access to PAC20030 and back-up compounds. These drugs belong to the new class of VR1 (vanilloid) receptor antagonists which offer treatment options for various pain conditions. Potential other indications include urinary incontinence. Besides milestone payments and license fees SCHWARZ PHARMA will perform and fund drug development. Further details of the agreement are not disclosed.

From the agreement, SCHWARZ PHARMA will receive exclusive worldwide, excluding Korea and India, development, marketing and manufacturing rights to PAC20030 and back-up compounds for human use except dermatological uses. PAC20030 is currently in pre-clinical development.

"We are looking forward to developing this exciting compound. We hope to deliver a highly efficacious and safe drug to our patients", says Prof. Iris Loew-Friedrich, MD, PhD, Member of the Executive Board of SCHWARZ PHARMA AG. "We are impressed by the development work so far, the professional attitude and expert levels of the teams at Amore Pacific."

"It is a major milestone in our evolution as a global total-care company", says Mr Kyung-Bae Suh, CEO and President of AmorePacific. " We welcome the opportunity to have SCHWARZ PHARMA as our long term partner. We believe this partnership successfully exploit great potentials of the emerging field of VR1 antagonism through a global strength of SCHWARZ PHARMA in pain and neurology."

The world-wide pain market as of today represents a volume of approximately US$ 37 billion. There is still a high medical need for treatment options for pain as today's treatment is still sub-optimal to satisfy patients' needs. Vanilloid receptor

antagonists (VR1 receptor antagonists) do represent a novel and promising target for the management of various pain conditions treatment.

AmorePacific Corp (headquartered in Seoul, Korea) manufactures and markets cosmetics and personal care products. The company occupies over 30% of cosmetics market in Korea and recently expands its reach to China and other countries. Since mid 1990s, the company has been aggressively expanding into healthcare area through the investment in R&D programs. The company maintains 5 discovery programs focusing on inflammation and pain. Shares of AmorePacific Corp are traded on the Korea stock exchanges.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. In 2002 the company achieved global sales of € 964 million, thereof 75% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome and benign prostatic hyperplasia. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866